UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008, OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM FOR THE TRANSITION PERIOD FROM __________ TO __________

Registration number:  333-128859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Gillette Company Global Employee Stock Ownership Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

The following audited financial statements are enclosed with this report:

1.    Statement of Net Assets Available for Plan Benefits as of December 31, 2008 and December 31, 2007.

2.    Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2008, 2007 and 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gillette Company Global
Employee Stock Ownership Plan

Date: March 30, 2009
By:  /s/    David A. Loucks
David A. Loucks
Vice President - Human Resources,
Global Compensation, Benefits & Medical

EXHIBIT INDEX

Exhibit No.

      23a    Consent of Plante & Moran, PLLC

The Gillette Company

Global Employee

Stock Ownership Plan

Financial Report

December 31, 2008

The Gillette Company Global Employee Stock Ownership Plan
Page

Report Letter	1

Statement of Net Assets Available for Plan Benefits	2

Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4-8

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
The Gillette Company Global Employee
     Stock Ownership Plan

We have audited the statement of net assets available for plan benefits of The Gillette Company Global Employee Stock Ownership Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for plan benefits for the years ended December 31, 2008, 2007, and 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for plan benefits for the years ended December 31, 2008, 2007, and 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

Southfield, Michigan
March 19, 2009

The Gillette Company Global Employee Stock Ownership Plan
Statement of Net Assets Available for Plan Benefits
	December 31
	2008	2007
Assets
The Procter & Gamble Company common stock - At	$ 14,479,233	$ 67,391,184
fair market value (cost $18,165,873 and $49,729,490
in 2008 and 2007, respectively)

Receivables:
Dividends receivable	122,945	-
Receivable from The Procter & Gamble Company	10,083	-
Proceeds on sales of common stock	-	1,479,167
Employees' contributions	-	411,773
Employer's contributions	-	142,043

Total receivables	133,028	2,032,983

Cash	-	80,603

Net Assets Available for Plan Benefits	$ 14,612,261	$ 69,504,770

See Notes to Financial Statements.

The Gillette Company Global Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2008	2007	2006
Additions to Assets Attributed to
Investment income (loss):
Dividends on common stock	$ 506,583	$ 1,225,167	$ 1,372,932
Realized gain on investments sold	2,325,697	6,585,769	8,831,983
Increase in unrealized depreciation	(3,686,640)	-	-
Increase (decrease) in unrealized appreciation	(6,306,811)	2,383,832	(695,244)

Total net investment income (loss)	(7,161,171)	10,194,768	9,509,671

Contributions:
Employee	21,332	5,460,457	9,559,036
Employer	7,438	1,870,363	2,945,939

Total contributions	28,770	7,330,820	12,504,975

Total additions, net of investment loss	(7,132,401)	17,525,588	22,014,646

Deductions from Assets Attributed to
Distributions	10,300,067	19,732,232	28,354,760
Plan administration expenses	65,280	-	-
Transfer to other Procter & Gamble sponsored plans (Note 6)
(including unrealized appreciation of $11,354,883
in 2008, $2,119,894 in 2007 and $3,160,319 in 2006)	37,394,761	6,084,347	6,684,914

Total deductions	47,760,108	25,816,579	35,039,674

Net Decrease in Net Assets Available
for Plan Benefits	(54,892,509)	(8,290,991)	(13,025,028)

Net Assets Available for Plan Benefits -
Beginning of year	69,504,770	77,795,761	90,820,789

Net Assets Available for Plan Benefits -
End of year	$ 14,612,261	$ 69,504,770	$ 77,795,761

See Notes to Financial Statements.

The Gillette Company Global Employee Stock Ownership Plan
Notes to Financial Statements December 31, 2008, 2007, and 2006

Note 1 - Description of Plan

The Gillette Company Global Employee Stock Ownership Plan (the “Plan” or the “GESOP”) is a defined contribution plan sponsored by The Gillette Company (“Gillette”), a subsidiary of The Procter & Gamble Company (“Procter & Gamble”), (collectively, the “Sponsor”).  The following provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General - The Plan was adopted by the board of directors of the Sponsor on December 16, 1993 to become effective June 1, 1994 and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.  The Plan is not subject to income taxation.  The Plan’s goal is to provide eligible Gillette employees the opportunity to purchase common stock of the Sponsor through payroll deductions and contributions from the Sponsor.  All plan assets were held by the plan fiduciary, RBC Dexia Investor Services Bank S.A. through March 2008.  Buck Consultants LLC was the recordkeeper for the Plan through March 2008.  For the remainder of 2008, Mercer (Ireland) Ltd. is the plan fiduciary and CIBC World Markets is the custodian for the Ireland accounts.  Capita Plan Share Services is the plan fiduciary and BMO Capital Markets is the custodian for the United Kingdom accounts.

            Eligibility - Employees eligible to participate in the Plan include all regular employees of participating subsidiaries of the Sponsor with the exception of employees considered to be an executive, officer, director, or a 10 percent stockholder of the Sponsor and employees eligible for a savings plan maintained in the United States, Canada, or Puerto Rico.  Eligible
        employees may enroll in the Plan on the first day of each month and on the initial participation date for each participating subsidiary.

Contributions - Eligible employees may contribute 1 percent to 10 percent of their compensation to the Plan through payroll deductions.  A participating employee may change the contribution rate effective as of the first day of any month.  Employer contributions are made to the accounts of participants who are contributing to the Plan in amounts equal to 50 percent of the participant’s contributions, up to 1 percent of each participant’s eligible pay.  Effective January 1, 2008, participants of the Plan were eligible to make contributions to the Procter & Gamble International Stock Ownership Plan or other Procter & Gamble sponsored plans (collectively, “ISOP”) and ceased making contributions to the Plan.

The Gillette Company Global Employee Stock Ownership Plan
Notes to Financial Statements December 31, 2008, 2007, and 2006

Note 1 - Description of Plan (Continued)

Investments - All employee and employer contributions are converted into U.S. dollars and then invested in shares of the Sponsor’s common stock generally on the 15th day of each month (or if that date is not a business day, the preceding business day).  Sales of the Sponsor’s common stock for distributions generally are made on two specified dates in each month and subsequently converted into the applicable local currencies for payment to employees.  Any dividends on shares of the Sponsor’s common stock are invested in additional shares of the Sponsor’s common stock.

Vesting - In general, participants are immediately vested in all shares of the Sponsor’s common stock credited to their respective plan accounts.

Benefit Payments - Distributions of account balances will be made when the employment of a participant ceases, unless upon retirement the participant’s account is credited with at least 100 shares of the Sponsor’s common stock, and the participant elects to defer payment.  If an election is made to defer the distribution, retirees may make up to two requests a year for distributions of all or a portion of their account balance.

For those retirees who do not elect to defer payment and for all other participants who terminate employment for reasons other than retirement, a distribution of the participant’s account is made in the form of a lump-sum payment.

All distributions are made in cash, unless the participant (or beneficiary, in the event of a participant’s or retiree’s death) elects to receive the account balance in the form of shares of the Sponsor’s common stock.

While employed, participants may elect to take up to two in-service withdrawals from their account balances during a calendar year.  Effective October 1, 2005, upon a change in control of the plan sponsor, all shares in the GESOP plan became mature and immediately available for sale.  Participants can elect cash, share certificate, or electronic transfer of shares to the ISOP for both in-service and termination withdrawals.  Only whole shares are processed for in-service withdrawals.

Plan Expenses - Brokerage commissions, fees, and other investment transaction costs are paid by participants as part of the purchase and sale of the Sponsor’s common stock.

Costs relating to the administration of the Plan are generally paid by the Sponsor.

Termination - The Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan.

The Gillette Company Global Employee Stock Ownership Plan
Notes to Financial Statements December 31, 2008, 2007, and 2006

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.  Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

The accompanying financial statements are prepared on the accrual basis of accounting.

Investments - Investments in the Sponsor’s common stock are stated at market value, based on the composite closing price of the common stock on the New York Stock Exchange as reported by Reuters.  Purchases and sales of the Sponsor’s common stock are recorded on the trade date (the date the order to buy or sell is executed).

The cost of the investments in the Sponsor’s common stock is determined on a first-in, first-out basis.

Dividend income is recorded on the ex-dividend date, net of any U.S. withholding taxes.  Realized gains and losses are based upon the identified cost method.

Cash - Amounts shown as cash will be invested in the Sponsor’s common stock, used to pay future plan expenses, or distributed to participants as benefit payments in the following month.

Dividends Receivable – Dividends receivable represent dividends due and payable to the Plan that were not received or allocated to plan participants at year end.

Contributions Receivable - Contributions held at the participating subsidiaries and pending transfers have been translated into U.S. dollars using the effective exchange rates as of the end of the year.

Benefits - Benefits are recorded when paid.

Risks and Uncertainties – The Plan invests in an investment security. The investment security is exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with this investment security, it is at least reasonably possible that changes in the value of the investment security will occur in the near term and that such change could materially affect participants’ account balances and the amount reported in the statement of net assets available for plan benefits.

Reclassification – Certain prior year amounts have been reclassified to conform to the current year presentation.

The Gillette Company Global Employee Stock Ownership Plan
Notes to Financial Statements December 31, 2008, 2007, and 2006

Note 3 - Investment in Procter & Gamble Common Stock

Investment in The Procter & Gamble Company common stock held by the Plan at December 31, 2008, 2007 and 2006 and the unrealized appreciation (depreciation) and changes therein for the years ended December 31, 2008, 2007, and 2006 were as follows:

	2008	2007	2006

Number of shares of common stock	234,216	917,886	1,173,870

Market value per share	$ 61.82	$ 73.42	$ 64.27

Cost	$ 18,165,873	$ 49,729,490	58,046,879
Market value	14,479,233	67,391,184	75,444,635

Unrealized appreciation (depreciation)	$ (3,686,640)	$ 17,661,694	$ 17,397,756

Increase (decrease) in unrealized appreciation *	$ (17,661,694)	$ 263,938	$ (3,855,563)

Increase in unrealized depreciation *	$ (3,686,640)	$ -	$ -

* Excludes unrealized appreciation on transferred stock

The realized gain on sales of common stock of the Sponsor for the years ended December 31, 2008, 2007 and 2006 was determined as follows:

	2008	2007	2006

Proceeds on sales of shares	$ 8,789,910	$ 19,635,539	$ 29,200,548

Cost	6,464,213	13,049,770	20,368,565

Realized gain	$ 2,325,697	$ 6,585,769	$ 8,831,983

The Gillette Company Global Employee Stock Ownership Plan
Notes to Financial Statements December 31, 2008, 2007, and 2006

Note 4 - Fair Value Disclosures

As of January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS 157 are effective prospectively for periods beginning January 1, 2008 for financial assets. The implementation of the provisions of SFAS 157 for financial assets as of January 1, 2008 did not have a material impact on the Plan’s financial statements.

SFAS 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.  In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The Plan measures The Procter & Gamble Company common stock at fair value on a recurring basis.  The fair value of these investment securities is based primarily on Level 1 inputs as described above.

Note 5 - Plan Participants

As of December 31, 2008, the Plan had 784 participants employed at the Sponsor’s subsidiaries located in Ireland and the United Kingdom.

Note 6 - Plan Amendment

In 2006, 2007 and 2008, Sponsor subsidiaries in countries that harmonized business systems with the Procter & Gamble systems, extended to employees, who continued with Procter & Gamble, the choice of transferring to the ISOP or to receive a total distribution in the form of cash or shares from their GESOP account.  Once the employee’s choice was finalized and the transfer or distribution was processed, the employee’s GESOP account was closed.  As each country adopted the Procter & Gamble’s benefit plans that include the ISOP, their participation in the GESOP terminated.  For Gillette employees who will not continue employment with Procter & Gamble, the employee must receive a total distribution from the GESOP – either in cash or shares.  If the employee does not make an election, the employee will receive cash.  The harmonization will continue until all funds have transferred to the ISOP or have been distributed to participants.  The remaining assets of the Plan are expected to be transferred to the ISOP in 2009.

Note 7 - Tax Status

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b)(4) thereof. The Sponsor believes that the fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of the Sponsor’s common stock held for their account under the Plan.

The Sponsor has received a private letter ruling from the Internal Revenue Service confirming that the participating employees should be treated as the beneficial owners of the shares of the Sponsor’s common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Sponsor with respect to these shares.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-128859) on Form S-8 of The Gillette Company Global Employee Stock Ownership Plan of our report dated March 19, 2009, with respect to the statements of net assets available for plan benefits of The Gillette Company Global Employee Stock Ownership Plan as of December 31, 2008 and 2007 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2008, 2007 and 2006, which report appears in the December 31, 2008 annual report on Form 11-K of The Gillette Company Global Employee Stock Ownership Plan.

/s/ Plante & Moran, PLLC

Southfield, Michigan
March 30, 2009